January 31, 2007


Jeffrey P. Riedler, Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C.   20549

	Re:	Med Gen, Inc.; Amendment No. 1 to Registration
                Statement on Form SB-2 (the "Prospectus")
		File No. 333-136889

Dear Mr. Riedler,

Pursuant to Rule 477 of the Securities Act of 1933, as amended, we hereby request the withdrawal of the Company's registration statement on Form SB-2, together with all exhibits and amendments thereto (the "Registration Statement"), which was initially filed with the Securities and Exchange Commission on August 25, 2006, and subsequently amended. The Registration Statement was never declared effective and no securities were sold pursuant thereto.

Accordingly, we request an order granting the withdrawal of the Registration Statement to be issued by the Securities and Exchange Commission as soon as possible.

Should the Staff have any comments or questions regarding the foregoing, please contact:

Stewart A. Merkin, Esq.
444 Brickell Ave, Suite 300
Miami, Florida, 33131
Tel: (305) 357-5556
Fax: (305) 358-2490 or

Very truly yours,

/s/Paul B. Kravitz
_______________________________
Med Gen, Inc.
Paul B. Kravitz, Chairman and CEO